Exhibit 21.1

SUBSIDIARIES OF TREE.COM, INC.

Name	Jurisdiction of Formation
LendingTree, LLC	DE
Tree BU Holding Company, Inc.	DE
DegreeTree, Inc. f/k/a Tree Insurance Agency, Inc.	DE
Tree Home Services, Inc.	DE
Home Loan Center, Inc.	CA
HLC Escrow, Inc.	CA
LendingTree Settlement Services, LLC	DE
Realestate.com, Inc.	DE
LT Real Estate, Inc.	DE
Robin Acquisition Corp.	DE
iNest Realty, Inc.	IL